Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52615

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KOREA INVESTMENT & SECURITIES AMERICA, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1350 AVENUE OF THE AMERICAS, SUITE 1602

(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

HOON SULL	212-314-0685	hoonsull@kisamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SEJONG, LLP

(Name – if individual, state last, first, and middle name)

65 CHALLENGER ROAD, SUITE 250	RIDGEFIELD PARK	NJ	07650
(Address)	(City)	(State)	(Zip Code)

08/16/11		5519	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, Hoon Sull, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Korea Investment & Securities America, Inc. as of and for the year ended December 31, 2025, are true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
CEO
Title

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities US, Inc.)

TABLE OF CONTENTS

This filing ** contains (check all applicable boxes):

(x) (a)   Statement of Financial Condition.

(x) (b)   Notes to consolidated statement of financial condition.

( ) (c)   Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

( ) (d)   Statement of cash flows.

( ) (e)   Statement of changes in stockholders' or partners' or sole proprietor's equity.

( ) (f)   Statement of changes in liabilities subordinated to claims of creditors.

( ) (g)   Notes to consolidated financial statements.

( ) (h)   Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

( ) (i)   Computation of tangible net worth under 17 CFR 240.18a-2.

( ) (j)   Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

( ) (k)   Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

( ) (l)   Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.

( ) (m)   Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

( ) (n)   Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

( ) (o)   Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

( ) (p)   Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

(x) (q)   Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

( ) (r)   Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(x) (s)   Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(x) (t)   Independent public accountant's report based on an examination of the statement of financial condition.

( ) (u)   Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

( ) (v)   Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(x) (w)   Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

( ) (x)   Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.

( ) (y)   Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

( ) (z)   Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660   T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Korea Investment & Securities America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Korea Investment & Securities America, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Korea Investment & Securities America, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Korea Investment & Securities America, Inc.'s management. Our responsibility is to express an opinion on Korea Investment & Securities America, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Korea Investment & Securities America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Korea Investment & Securities America, Inc.'s auditor since 2013.

Ridgefield Park, New Jersey

February 24, 2026

Korea Investment & Securities America, Inc.

(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalent	$	4,434,520
Time deposits		9,838,771
Commissions receivable from broker-dealers		752,947
Receivable from Ultimate Parent		67,980
Fixed assets, net		40,152
Right-of-use assets		1,793,137
Deferred tax assets		43,665
Other assets		486,107
	$	17,457,279

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable	$	253,291
Other payable to Parent		1,703,877
Accrued expenses and other liabilities		123,839
Lease liabilities		1,932,215
Total liabilities		4,013,222

Commitment

Stockholder's equity:

Common stock, par value $0.01 per share. Authorized 1,000 shares; issued and outstanding 200 shares		2
Additional paid-in capital		5,999,998
Retained earnings		7,444,057
Total stockholder's equity		13,444,057
	$	17,457,279

See accompanying notes to financial statements.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

1. Description of Business

Korea Investment & Securities America, Inc. (the "Company") was incorporated on April 18, 2000 under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

On August 3, 2021, Korea Investment & Securities Co., Ltd. (the "Ultimate Parent" and formerly sole stockholder of the Company), a Korean corporation, had contributed its entire ownership of the Company to Korea Investment & Securities US Inc. (the "Parent"), a Delaware corporation.

The Company engages primarily in broker and dealer transactions of U.S. and Korean securities.

The Company clears all transactions on a fully disclosed basis through the Ultimate Parent and clearing brokers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemptions from SEC rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii).

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Fair value of Financial Instruments

In accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, the Company categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See Note 3 for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

3

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Beginning with the tax year of 2021, the Company elected to file a consolidated tax return with the Parent. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Parent. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on its hypothetical return and assess the need for a valuation allowance on the basis of its projected separate return results.

(f) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and amortization.

(g) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases,* as lessor and lessee. Under this guidance, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition. Short-term leases with a term of 12 months or less are not required to be recognized. The update also requires qualitative and quantitative disclosure of key information regarding the amount, timing and uncertainty of cash flows arising from leasing arrangements to increase transparency and comparability among companies: The accounting for lessors does not fundamentally change with this update except for changes to conform and align guidance to the lessee guidance, as well as to the revenue recognition guidance in ASU 2014-09. Some of these conforming changes, such as those related to the definition of lease term and minimum lease payments, resulted in certain lease arrangements that would have been previously accounted for as operating leases, to be classified and accounted for as sales-type leases with a corresponding up-front recognition of equipment sales revenue.

The Company is a sublessor of a non-cancellable operating lease for office space. The Company recognizes deferred rent receivable which includes the amount of cumulative adjustments necessary to present rental income on a straight-line basis. The Company recognizes rental revenues on a straight-line basis, ratably over the term of each lease; however, leases often provide for payment terms that differ

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

from the revenue recognized. When the amount of cash billed is less than the amount of revenue recognized, typically early in the lease, deferred rent receivables are recorded for the difference. The receivable is depleted during periods later in the lease when the amount of cash paid by the sublessee is greater than the amount of revenue recognized. When the collection of rental billings is not considered probable, sublessee is moved to "cash basis billings," at which point the corresponding deferred rent receivables are written down against lease revenues, and future revenues are recognized upon receipt of payment. Deferred receivables are amounts due under payment plans, where rents have been billed and lease revenues have been recorded, but payments are not due currently.

The Company is a lessee in several non-cancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for vehicle and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

(h) *Commitments and Contingencies*

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(i) Recent Accounting Pronouncements

Accounting Standards Update 2025-05 Financial Instruments – Credit Losses (Topic 326): *Measurement of Credit Losses for Accounts Receivable and Contract Assets*

In July 2025, FASB issued Accounting Standards Update (ASU) 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and contract assets arising from transactions accounted for under Topic 606. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of the adoption of this ASU and does not expect its adoption to have a material impact on the financial statements.

Accounting Standards Update 2023-09 Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*

In December 2023, FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires qualitative disclosure about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. For public business entities, the ASU will be effective for annual period beginning after December 31, 2024. The adoption of this ASU does not have a material impact on the financial statement.

3. Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models, and similar techniques.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

The balances of assets measured at fair value on a recurring basis as of December 31, 2025 are as follows:

Description	Level 1	Level 2	Level 3	Total
Money market accounts	$ 3,485,423	—	—	$ 3,485,423
Time deposits	—	9,838,772	—	9,838,772
Total	$ 3,485,423	9,838,772	—	$ 13,324,195

4. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2025, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Ultimate Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2025, the Company had net capital of $2,370,425, which exceeded the minimum requirement by $2,120,425. The Company's percentage of aggregate indebtedness to net capital was 93.66%.

5. Fixed Assets

Fixed assets, at December 31, 2025, are summarized as follows:

Equipment	$	155,122
Furniture and fixtures		25,768
Leasehold improvements		19,685
		200,575
Less accumulated depreciation and amortization		(160,423)
	$	40,152

6. Leases

The Company is a lessee of an office space and subleases such office space to a sublessee under operating leases for specified periods of time. Current sublease agreement covers entire lease term of such office space. Contracts are evaluated at commencement to determine if the contract contains a lease, as defined by ASC 842, and the appropriate classification for such leases. In making this determination, the Company evaluates, among other things, whether the customer has the right to control the use of the identified asset. As of December 31, 2025, the remaining term for such lease is approximately 5.4 years.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

The Company has obligations as a lessee for office spaces and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to nine years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2025, are approximately as follows:

Years		Amount
2026	$	370,000
2027		380,000
2028		380,000
2029		380,000
2030		380,000
Thereafter		160,000
Total undiscounted lease payments		2,050,000
Less imputed interest		118,000
Total lease liabilities	$	1,932,000

7. **Income Taxes**

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) at December 31, 2025, are as follows:

Deferred tax assets (liabilities):

Net operating loss carryforwards	$	25,556
Lease		30,951
Fixed assets		(2,931)
Deferred rent		(9,845)
Unrealized loss		(66)
Total deferred tax assets, net		43,665
Less valuation allowance		—
Net deferred tax assets	$	43,665

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax

8

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, deferred tax assets have been fully recognized without valuation allowance.

At December 31, 2025, the Company does not have net operating loss carryforwards available for federal income tax purpose. Meanwhile, the Company has net operating loss carryforwards for states and local tax purposes amounting to approximately $1,309,000 and $728,000, respectively, at December 31, 2025, which expire in various years through December 31, 2040.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York and New Jersey States and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the years ended December 31, 2022, 2023 and 2024 for the federal, states, and local jurisdictions.

The amount of tax-related balance due from the Parent as of December 31, 2025, is approximately as below:

Other Payable to Parent	$ 1,704,000

8. **Related Party Transaction**

The Company leases an office space to the Parent and files a consolidated tax return with the Parent. The Company executes purchases and sales of Korean securities for customers through the Ultimate Parent. Commissions on Korean equity security transactions for customers are collected by the Ultimate Parent directly from the customers and remitted to the Company.

A summary of balances with the Parent and Ultimate Parent as of December 31, 2025, is approximately as follows:

		Parent		Ultimate Parent
Deferred rent receivable included in other assets	$	44,000	$	—
Commissions receivable from Ultimate Parent		—		68,000
Other payable to Parent		1,704,000		—

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

9. **Off-Balance-Sheet Risk**

The Company clears securities transactions on behalf of customers through the Ultimate Parent. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2025. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

10. **Concentrations of Credit Risk**

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash, cash equivalent and time deposits in banks periodically exceed the Federal Deposit Insurance Corporation's insurance coverage of $250,000. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

11. **Subsequent Events**

The Company has evaluated subsequent events from the date of the statement of financial condition through the date of this report at which the financial statements were available to be issued and determined that there were no other items which required accounting for or disclosure in the financial statements.

12. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, private placement, and other similar activities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Total assets per the segment is the same in all material respects as those reported on the statement of financial position.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Korea Investment & Securities America, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17-a-5, in which (1) Korea Investment & Securities America, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Korea Investment & Securities America, Inc. claimed the following exemptions from 17 C.F.R. §240.15c3-3: k(2)(i) and (k)(2)(ii) (exemption provisions) and (2) Korea Investment & Securities America, Inc. stated that Korea Investment & Securities America, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Korea Investment & Securities America, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence Korea Investment & Securities America, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 24, 2026

Korea Investment & Securities America, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2025

Korea Investment & Securities America, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemptions provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Hoon Sull, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Hoon Sull, President
February 24, 2026